# Annual Report

## Cover Page

Name of issuer:

Electric Playhouse NV LLC

Legal status of issuer:

Form:   Limited Liability Company

Jurisdiction of Incorporation/Organization:   DE

Date of organization:   9/1/2022

Physical address of issuer:

202 Central Ave SE
Suite #5
Albuquerque NM 87102

Website of issuer:

https://electricplayhouse.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

3

| | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $7,069,849.00 | $5,956,406.59 |
| Cash & Cash Equivalents: | $166,384.00 | $7,595.11 |
| Accounts Receivable: | $0.00 | $0.00 |
| Current Liabilities: | $5,820,572.02 | $3,878,863.34 |
| Non-Current Liabilities: | $0.00 | $0.00 |
| Revenues/Sales: | $471,796.00 | $0.00 |
| Cost of Goods Sold: | $103,240.00 | $0.00 |
| Taxes Paid: | $14,995.00 | $0.00 |
| Net Income: | ($1,574,376.00) | ($97,606.75) |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

**THE COMPANY**

1. Name of issuer:

Electric Playhouse NV LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Electric Playhouse, Inc. (as the General Manager) | N/A | N/A | 2022 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Brandon Garrett | CEO | 2023 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Electric Playhouse, Inc. | 10000000.0 Class B Units | 100.0 |

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

## RISK FACTORS

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The uncertainty of the tourism industry in Las Vegas due to unforeseeable events such as natural disasters, pandemics, and economic downturns that could impact customer traffic and revenue.

Competition from other entertainment options in Las Vegas that could impact Electric Playhouse's ability to attract and retain customers.

Dependence on a single flagship location for revenue generation and profitability, which could be impacted by local regulatory changes, operational issues or other factors.

Inability to attract enough of an audience to sustain operations, resulting in financial losses and reduced returns.

Operational and logistical challenges associated with expanding to a new location for the first time, including differences in market dynamics, customer preferences, and regulatory requirements, as well as the need to hire and train new staff and adapt operations to the new location.

There is no assurance that the Company will raise sufficient capital to engage in its proposed business activities and/or that the Subscriber will receive distributions from the Company.  The timing of profit realization, if any, is highly uncertain. The initial expenses of the Company will be significant and that such expenses will require that the Company's activities generate revenues in excess of these expenses in order for the Company to become profitable.  The Company is a newly established entity with no track record upon which the Subscriber may base an evaluation.  The Company is currently in the process of building out its location and no assurance can be made that the Company will raise sufficient capital to complete the build out and/or to operate the venture.

Any written information provided by the Company (1) was intended to describe the aspects of the Company's business that the Company believes to be material, but was not necessarily an exhaustive description, and (2) may have contained forward-looking statements involving known and unknown risks and uncertainties that may cause the Company's actual results in future periods or plans for future periods to differ materially from what was anticipated and that no representations or warranties were or are being made with respect to any such forward-looking statements or the probability of achieving any of the results projected in any of such forward-looking statements.

The purchase of the Class A Units is a speculative investment involving a high degree of risk, including the risks outlined in this Form C, the accompanying Offering Statement, and in any Subscription Agreement, (2) the economic benefits that may be derived therefrom are uncertain and (3) the total amount of the Subscriber's investment could be lost.

The Class A Units shall have no voting or consent rights except as explicitly set forth in Section 11.1 of the Operating Agreement. In addition, the Class A Members have limited, if any, information and inspection rights.

The Subscriber is prohibited from selling, assigning, pledging, giving, transferring or otherwise disposing of the Class A Units or any interest therein or make any offer or attempt to do any of the foregoing, except with the consent of the General Manager. The Class A Units are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Class A Units must be held indefinitely unless they are subsequently registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available (including an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding). The Company is under no obligation to register or qualify the Class A Units for resale. The Class A Units are subject to the terms and conditions of the Operating Agreement. If an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Class A Units, and requirements relating to the Company which are outside of the Subscriber's control, and which the Company is under no obligation and may not be able to satisfy. No public market now exists for the Class A Units, and no public market may ever exist for the Class A Units.

The Company has not yet commenced operations. The Company therefore has no operating history upon which prospective investors may evaluate its performance. Certain financial information of Electric Playhouse, Inc. ("EP Holdings") has been provided to Subscribers. Although EP Holdings owns Class B Units in the Company, its financial performance is not indicative of the future financial performance or results of the Company. The Company is subject to all of the business risks and uncertainties associated with any start-up business, including the risk that it will not reach the operational phase and that the value of an interest in the Company could decline substantially. There is no assurance that the Company will be successful.

Our future success depends on the efforts of the personnel of the Company and EP Holdings, including the management team of EP Holdings. No employees or service providers of the of EP Holdings.  No employees or service providers of the Company and/or EP Holdings are required to invest any portion of their personal funds in the Company and/or EP Holdings, and there can be no assurance that such individuals will continue to be willing or able to carry on their current duties for any period of time, that any such individual can be easily replaced, and that any replacements for them will perform as well.  As a result, the operation of the Company and/or EP Holdings ultimately may be executed to conclusion by individuals with lesser experience and expertise than current management team.  Further, there can be no assurance that the Company and/or EP Holdings will be successful in attracting and retaining other personnel required to successfully operate and grow its business.

Future re-intensification of the COVID-19 pandemic, outbreaks of contagious diseases or other adverse public health developments in the United States or worldwide could have a material adverse impact on the operations and success of the Company.  The depth and duration of any economic declines attributable to any public health emergencies (including, but not limited to, the COVID-19 pandemic) will depend on certain developments, including the duration and spread of the outbreak, future spikes of infections resulting in additional preventative measures to contain or mitigate the outbreak, severity of the economic decline attributable to the pandemic and timing and nature of a potential economic recovery.

The Company has relationships and may develop additional relationships with different banks and that any closure or restriction on the value of, use of and/or access to funds with respect to such banks and the Company's accounts at such banks could materially and adversely impact the Company's ability to meet its working capital, capital expenditures, and material cash requirements.

The operations of the Company may involve significant conflicts of interest among EP Holdings and its principals, officers and affiliates, and the interests of the Company.  The Company's success ultimately will be heavily dependent upon the good faith of EP Holdings and its principals, officers and affiliates.

There is no assurance that the Company will have sufficient cash available to make distributions and it is likely that distributions will be made only after the Company has been operational for a period of time.  The Company's income will be taxable to the members in the year earned, even if cash is not distributed.  Accordingly, a Subscriber may owe taxes with respect to income generated by its investment in the Company even though the Company has not made any distributions related to such income.  Although the Operating Agreement requires a minimum distribution of cash flow no later than 6 months after the Company has held its commercial opening, such distributions are dependent on the Company generating positive cash flow.  The Company may not generate positive cash flow by such date; further, the General Manager has wide discretion to determine whether, and the extent to which, any cash flow should be reserved for future operational expenses and/or capital expenditures.  An investor may not see any return of its investment until a future sale or disposition of the Company, if at all.

The Company expects to have substantial operating expenses.  Operating expenses include recurring and regular items, as well as extraordinary expenses for which it may be hard to budget or forecast.  The amount of operating expenses ultimately incurred may exceed expectations, which would materially and adversely impact any returns to the investors.

An investment in the Company is expected to extend over a period of years, during which both the macroeconomic and local market business, economic, financial, political and regulatory environment within which the Company operates may undergo substantial changes, some of which may be adverse to the Company.  Of particular risk would be any changes to (a) availability of financing, (b) interest rates, real estate taxes rates, energy prices and other operating expenses, and (c) applicable laws and regulations and the enforcement thereof.  The General Manager will have the exclusive right and authority to determine the manner in which the Company will respond to such changes, and the investors generally will have no right to withdraw from the Company or to demand specific modifications to the Company's operations.

The operation and success of the Company depends on the appeal of the Company's entertainment concept.  The Company is vulnerable to changes to consumer preferences.  If the Company is unable to anticipate, understand and respond appropriately to market trends and rapidly changing consumer and customer preferences in a timely manner, or at all, the Company's business, results of operations or financial condition could be adversely affected.

A major event or other circumstance could provoke immediate dramatic changes in general market psychology and could motivate widespread variation in consumer activity.  Such circumstances may include, but are not limited to, a terrorist attack, outbreak of war or other change in the geopolitical landscape.  Analogous circumstances in the past have resulted in material adverse influences on general liquidity in financial markets and on consumer confidence and preferences.  Conditions that reduce disposable income or consumer confidence, such as an increase in unemployment rates, taxes, fuel prices or other costs of living, may lead customers to reduce or stop their spending on the Company's products and services or to opt for alternative products and services, and services or to opt for alternative products and services, and these conditions may be particularly prevalent during periods of recession, economic downturn or market volatility and disruption.  The occurrence of any of the foregoing could have a material adverse effect on the business condition of the Company.

Intellectual property rights are critical to the success of the Company and the Company and EP Holdings relies on various arrangements to obtain and protect these rights.  If the Company and/or EP Holdings is not successful in protecting its intellectual property or proprietary rights, it could have a material adverse effect on the business condition of the Company.  Further, the value of these rights might be harmed if in the event of any actions or events that diminish the value of these rights or harm the reputation of the Company and/or EP Holdings.

The Company's continued existence is dependent on EP Holdings.  Specifically, EP Holdings provides valuable intellectual property and management services to the Company.  The performance and profitability of the Company depends on a continued relationship between the Company and EP Holdings and the ability of the Company to operate is dependent on the existence and operation of EP Holdings.  If EP Holdings suffers any adverse events, if its financial condition deteriorates, and/or if EP Holdings is unable to raise the necessary capital, then the Company's operations and success will be materially and adversely impacted.

The Company may be unable to achieve any results projected in its financial projections.  The Company prepared the financial projections based on many assumptions, including assumptions regarding the timing and success of its retention of experienced and skilled management, development efforts, acceptance of our offerings, our ability to successfully implement hiring goals, the size of the market, the Company's ability to raise capital, general industry conditions and other matters.  Many of these assumptions relate to matters beyond the Company's control and they are susceptible to wide variation.  To the extent that our actual experience differs from any one or more of these assumptions, the Company's actual financial results will differ from such financial projections.  Such differences are likely to be material.  Accordingly, prospective investors should not rely on the accuracy of the Company's financial projections in making an investment in the Company.

The Company may need to raise additional funds in the future to finance its build out, opening, and/or operations.  If the Company raises additional capital in the future by issuing securities or borrowing funds from a lender, the Company funds available to make distributions to existing investors could be significantly reduced or restricted.  Furthermore, the Company could issue securities in the future that have rights, preferences and privileges senior to those of the securities sold in this offering.

The Company operates in a competitive industry.  Many of the Company's current and potential competitors may have larger user bases, may have greater brand recognition and customer loyalty or may have significantly greater financial, marketing, personnel, technical and other resources than the Company (and/or EP Holdings) does, overall or in certain markets.  Some of these competitors may be able to offer products and services on more favorable terms, or they may be able to devote greater resources to activities such as marketing campaigns and attracting and retaining subscribers and key employees.  As a result of the foregoing, the Company may not be able to compete successfully against current and future competitors, which may in turn have a material adverse effect on the business condition of the Company.

The Company will be subject to a variety of litigation risks.  In the event of any litigation arising from the operation of the Company and/or EP Holdings, it is possible that the Company, EP Holdings and/or the principals, officers and affiliates of EP Holdings may be named as defendants.  Beyond direct costs of litigation, such disputes may adversely affect the Company in a variety of ways, including by distracting the General Manager and harming relationships between the Company and its consumers and investors, as well as the Company's general public perception.

The Company has a single business location, which it leases from an unrelated third party.  If anything should happen to the leased property or the portion of the property leased to the Company, or if the Company is unable to comply with its obligations under the lease, the Company's operations and success will be materially and adversely impacted.  The Company may be unable to renew its lease at the end of the lease, which could result in significant additional costs and expenses to the Company.

The "Electric Playhouse" brand is critical to the Company's success, and damage to the "Electric Playhouse" reputation or brand could adversely affect the Company's business, results of operations or financial condition.  Efforts to build and maintain brand recognition and reputation may not be successful, and failure to build and maintain the value of the "Electric Playhouse" brand and reputation could impact the Company's ability to attract and retain customers and third-party partners and otherwise adversely affect the Company's business, results of operations or financial condition.  Further, the "Electric Playhouse" reputation and brand could in the future be damaged by negative publicity, whether or not valid, related to "Electric Playhouse" itself, and/or the Company's industry, competitors, competitor's products, customers, and/or third-party partners. In addition, widespread use of digital and social media platforms around the world has greatly increased the accessibility of information and the speed with which it is disseminated, which has made, and likely will continue to make, building and maintaining the "Electric Playhouse" reputation and brand more challenging. Damage to the "Electric Playhouse" reputation or brand could cause consumers, customers and third-party partners to lose trust in the Company's services and/or products, require the Company to expend substantial resources to remedy the damage or otherwise adversely affect the Company's business, results of operations or financial condition. Further, the Company's business, results of operations or financial condition could be adversely affected if EP Holdings and/or the Company is unable to maintain and promote a favorable perception of the "Electric Playhouse" brand, products, and services.

The Company may be required to spend substantial resources on advertising and promotional activities to defend, maintain or improve the Company's and/or EP Holdings' reputation, brand or market share position, expand operations, or introduce new products and services to the marketplace. The Company may use various media, including digital, social media and mobile communication channels, in connection with our marketing efforts. Digital, social media and mobile communication channels are becoming increasingly effective and are constantly evolving. Company competitors could spend more resources on their marketing efforts, use more efficient and effective marketing initiatives than the Company does or secure more effective endorsements from key opinion leaders or influencers, any of which may provide the Company's competitors with a competitive advantage. The Company's business, results of operations or financial condition could be adversely affected if the Company's marketing initiatives or social media communications are costly, unsuccessful or do not convey the desired message for a brand or product or its ability to attract consumers and customers.

The additional risk factors set forth in Section 18, 20, 22, and 23 below are incorporated herein by reference.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Brandon Garrett is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that

> the company will not make the same progress as it would if that
> were not the case.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# Ownership and Capital Structure

### DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Class B | 10,000,000 | 10,000,000 | Yes ⌄ |
| Class A | 5,000,000 | 2,921,260.33 | No ⌄ |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | |
| Options: | |

24. Describe the material terms of any indebtedness of the issuer:

   None.

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| 8/2023 | Regulation Crowdfunding | | $90,150 | General operations |
| 12/2024 | Regulation D, | Class A | $2,831,110 | General |

| Rule 506(b) | Units | | operations |
|---|---|---|---|

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent

material, liquidity, capital resources and historical results of operations.

Electric Playhouse NV LLC officially opened its Las Vegas location in June 2024 following construction delays. Shortly after opening, the company experienced a series of financial hardships, including the collapse of a major anticipated investment and a significant delay in securing its liquor license. The absence of liquor sales during the initial months severely limited our offerings and revenue potential.
To maintain operations during this challenging period, the company raised $2,831,111 in additional equity capital and took on $594,848 in private debt to cover operational burn and initial contractor payments. A payment plan agreement has been reached with the general contractor, and a temporary liquor license was secured in November 2024, allowing us to finally offer our full slate of services.
As of year-end 2024, the company remains in a poor liquidity position. Our ability to cover outstanding obligations and fund core business functions such as marketing and advertising is dependent on raising an additional $2.1 million. These funds will be used to stabilize operations and drive the necessary customer volume to achieve profitability.
In 2024, the company generated $471,796 in revenue with a Cost of Goods Sold of $103,240. Total operating expenses were $1,545,207, resulting in a net loss of $1,574,376.30.
Despite the financial challenges, Electric Playhouse NV LLC successfully launched its first immersive dining experience, Teatime in Wonderland, in Q4 2024. The event has been well received, generating strong early ticket sales and positive press and reviews. This successful activation has validated market interest in our immersive offerings and demonstrates the potential for increased revenue now that the venue is fully operational.
The success of the venue moving forward will depend on our ability to raise the additional capital required to relaunch and market the experience to broader audiences.All projections in the above narrative are forward-looking and not guaranteed.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed

fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Brandon Garrett, certify that:

(1) the financial statements of Electric Playhouse NV LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Electric Playhouse NV LLC included in this Form reflects accurately the information reported on the tax return for Electric Playhouse NV LLC filed for the most recently completed fiscal year.



*Brandon Garrett*

CEO

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*
*(a) a description of the material content of such information;*
*(b) a description of the format in which such disclosure is presented; and*
*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

# ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://electricplayhouse.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

# APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3
Financials 4
Financials 5
Financials 6
Financials 7

Appendix D: Director & Officer Work History

Brandon Garrett
Electric Playhouse, Inc. (as the General Manager)

Appendix E: Supporting Documents

Electric_Playhouse_NV_Operating_Agreement.pdf
Electric_Playhouse_NV_LLC--
First_Amendment_to_the_LLC_Agreement.pdf
Electric_Playhouse_Term_Sheet_5.4.23.pdf

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

Electric Playhouse Subscription Agreement

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Financials 4

Financials 5

Financials 6

Financials 7

Appendix D: Director & Officer Work History

Brandon Garrett

Electric Playhouse, Inc. (as the General Manager)

Appendix E: Supporting Documents

Electric_Playhouse_NV_Operating_Agreement.pdf
Electric_Playhouse_NV_LLC--First_Amendment_to_the_LLC_Agreement.pdf
Electric_Playhouse_Term_Sheet_5.4.23.pdf

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

Electric Playhouse NV LLC

By

*Brandon Garrett*

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent

Agreement has been signed by the following persons in the capacities and on the dates indicated.

*Brandon Garrett*

CEO
4/28/2025

_____

*The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*

_____

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.